

17008518

ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(Mail Processing Section, SEC, MAR - 1 2017, Washington DC, 414)

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8-49517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIG Partners LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1175 Peachtree St NE, Suite 2250

                            (No. and Street)

Atlanta	Georgia	30361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lauren Jones 404-601-7212

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL CPA Group, LLC

                    (Name – if individual, state last, first, middle name)

2810 Premiere Parkway, Suite 200 Duluth	Georgia	30097
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Geoff Hodgson _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FIG Partners LLC _____ , as

of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

LAUREN B. JONES
Notary Public, Georgia
Cobb County
My Commission Expires
July 13, 2019

_____
Signature

Managing Principal/CEO
_____
Title

Notary Public   2-27-17

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
FIG Partners, LLC

We have audited the accompanying consolidated statement of financial condition of FIG Partners, LLC and Subsidiaries (the "Company") as of December 31, 2016, and the related consolidated statements of income, changes in liabilities subordinated to claims of general creditors, changes in members' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FIG Partners, LLC and Subsidiaries as of December 31, 2016, and the consolidated results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

AGL CPA Group, LLC

February 27, 2017

FIG PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets

Cash and cash equivalents	$	882,687
Deposit with clearing organization		115,828
Receivable from customers		2,183,383
Receivable from clearing organization		479,709
Notes receivable from employees, net		158,379
Due from employees		45,000
Securities owned		1,825,333
Securitized loan strips		103,310
Secured demand notes		2,000,000
Prepaid expenses		446,952
Property and equipment, net		256,251
Deposits		51,876
Total assets	$	8,548,708

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	1,534,581
Securities sold, not yet purchased		8,536
Subordinated borrowings		2,000,000
Total liabilities		3,543,117
Members' equity		5,005,591
Total liabilities and members' equity	$	8,548,708

See accompanying notes to consolidated financial statements.

(1) **Organization and Nature of Business**

FIG Partners, LLC and Subsidiaries (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides independent research on financial institutions, investment advisory services, such as level three asset valuations, active market-making, principal and agency transactions and investment banking to institutional investors, high net worth individuals, and companies in the financial services industry. The Company is based in Atlanta, Georgia and introduces customers on a fully-disclosed basis to its primary clearing agent, First Clearing LLC. The Company's customers are located throughout the United States of America.

(2) **Summary of Significant Accounting Policies**

Basis of Accounting

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other assets and liabilities.

Principles of Consolidation

The consolidated financial statements include the accounts of FIG Partners, LLC and its wholly-owned subsidiary, FIG Asset Management, LLC and its minority-owned subsidiary, FIGAM Strategy Fund, L.P. The accounts and activities of FIG Asset Management, LLC and FIGAM Strategy Fund, L.P. have been consolidated from the date of their inception. All material intercompany balances and transactions are eliminated in consolidation.

In February 2016 the Company made the decision to close the FIGAM Strategy Fund, L.P. The dissolution of the fund was completed on April 15, 2016 and the net assets of the fund were returned to the partners in accordance with their ownership percentages.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities Transactions

Customers' securities transactions are reported on a trade date basis. Related commission revenues and clearing fees are recorded on a trade date basis. Proprietary securities transactions are recorded on a trade date basis, as if they had settled.

Investment Banking

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable.

Investment Advisory, Research and Other Fees

Investment advisory fees, including level three asset valuations, are recognized upon issuance of a report to the client. Research fees are recognized in the period that the client uses the research. Other fees for various services are recognized as the services are performed.

Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. The Company is required to maintain a minimum $100,000 collateral account with First Clearing LLC, its primary clearing agent.

(2)   Summary of Significant Accounting Policies, continued

Receivable from Customers

Receivable from customers is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the allowance and a credit to receivable from customers. Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. The Company grants credit to its customers without requiring collateral. The amount of accounting loss for which the Company is at risk in these unsecured receivables is limited to their carrying value.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at fair value, with realized and unrealized gains and losses reflected in net trading gains on principal transactions on the Company's consolidated statement of income.

Investments in Securitized Loan Strips

Investments in securitized loan strips are recorded at amortized cost and are assessed for indicators of impairment at the end of each reporting period. These investments are considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the asset, the estimated future cash flows of the investments have been impacted. If it is determined that an other-than-temporary decline in the investments exists, the Company will write down the investments to their fair value and record the related write-down as an investment loss in its consolidated statement of income.

Property and Equipment

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful lives of the assets. Computers, software and furniture and equipment are depreciated on a straight-line basis over five year lives. Leasehold improvements are amortized over the original term of the lease or the useful life of the asset, whichever is shorter. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

Income Taxes

The Company is a Georgia Limited Liability Company ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements as the tax effects of the Company's activities are the responsibility of its members.

In accordance with FASB ASC topic 740, *Income Taxes*, the Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained under audit, based on the technical merits of the position. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon settlement.

For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing. There were no material unrecognized tax benefits and related tax liabilities at December 31, 2016 and the Company does not expect that unrecognized tax benefits will increase within the next twelve months. It is the Company's policy to recognize interest and penalties, if any, related to uncertain tax positions as income tax expense in the consolidated statement of income.

(2) **Summary of Significant Accounting Policies, continued**
Advertising Costs
The Company's advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2016 were approximately $174,000 and are included in sales and marketing expenses on the Company's consolidated statement of income.

Fair Value Measurement
The Company determines the fair value of financial instruments in accordance with FASB ASC 820, *Fair Value Measurement,* which defines fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Investments measured at fair value consist of money market funds and equity securities. Equity securities are valued at the last reported sales price of the security on the last day of business of the year on a national exchange and are classified as Level 1 investments. Money market funds are stated at net asset value as published near the reporting date. Some of the Company's equity securities are traded on over-the-counter exchanges. Money market funds and over-the-counter securities are classified as Level 2 investments. The Company has one equity that is not traded on any exchange and is classified as a Level 3 investment. There has been no change in the fair value of the Company's Level 3 assets for the year ended December 31, 2016.

During the year ended December 31, 2016, the Level 2 investments were re-categorized from Level 1.

Subsequent Events
The Company evaluated subsequent events for matters requiring recognition or disclosure in the consolidated financial statements through February 27, 2017, which is the date these consolidated financial statements were available to be issued.

(3)   Notes Receivable from Employees

In September 2013, the Company loaned one of its employees $316,758 in connection with the employee's termination obligations with his former employer. The non-interest bearing note receivable is due in equal monthly installments of $5,279, beginning July 15, 2014 through June 15, 2019. The note is secured by all commissions, compensation and other funds owed to the employee by the Company, as well as any assets of the employee that are held at or through the Company and its clearing firm. At December 31, 2016, the outstanding balance due under the note receivable was $158,379.

In August 2014, the Company loaned one of its employees $250,000 in the form of a forgivable cash loan in connection with his employment offer. The 2% note receivable was to be forgivable in 12 equal quarterly installments of $21,517, including interest, which was to be compounded annually, beginning September 30, 2015 through June 30, 2018. The note was secured by all commissions, compensation and other funds owed to the employee by the Company, as well as any assets of the employee that were held at or through the Company and its clearing firm. In January 2015, this employee's employment with the Company was terminated and, in accordance with the loan agreement, the entire amount of the remaining principal and accrued interest on the loan, or $250,000, became immediately due and payable. As of December 31, 2016, management has estimated that the note will not be collected. Accordingly, an allowance of $250,000 was established for the estimated uncollectible portion of the note. At December 31, 2016, the carrying value of the note, net of the allowance, was $0.

(4)   Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at fair value and consisted of the following at December 31, 2016:

	Securities Owned		Securities Sold, Not Yet Purchased
Money market fund	$	65,902	$	-
Equity securities		1,759,431		8,536
	$	1,825,333	$	8,536

The portion of net trading income on principal transactions that relates to securities owned and securities sold, not yet purchased at December 31, 2016 includes an unrealized gain of $259,500. The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $8,536 at December 31, 2016, which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases.

(5)   Investments in Securitized Loan Strips

During the year ended December 31, 2011, the Company entered into a transaction in which it acted as a pooler in the securitization and selling of Small Business Administration ("SBA") 504 loans. The total securitized loan balance was approximately $10,000,000, of which third party buyers were required to purchase 80% of the balance, the seller in the transaction was required to purchase 15% of the balance, and the Company as pooler in the transaction was required to purchase 5% of the balance.

The Company's 5% investment in the securitized loan strips, in the original amount of approximately $502,000, is comprised of four securitized SBA loan notes receivable with various maturity dates between December 2019 and February 2021, with interest rates ranging from 4.5% to 6%. Due to the Company acting as a pooler in the transaction, the 5% loan strips purchased by the Company are not guaranteed by the government of the United States of America. The Company is required to hold the investments to maturity and the securities are nontransferable.

As of December 31, 2016, the Company's investments in securitized loan strips totaled approximately $103,310.

(6)   Net Trading Gains on Principal Transactions

The Company's net trading gains on principal transactions by reporting categories for the year ended December 31, 2016, are as follows:

Fixed income	$ 747,291
Equities	409,883
	$ 1,157,174

(7)   Fair Value Measurement

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Totals
Cash equivalents:				
Money market funds	$ 10,331	$ -	$ -	$ 10,331
Securities owned:				
Money market funds	$ -	$ 65,902	$ -	$ 65,902
Equity securities	1,042,608	710,767	6,056	1,759,431
	$ 1,042,608	$ 776,669	$ 6,056	$ 1,825,333
Securities owned, not yet purchased	$ 8,536	$ -	$ -	$ 8,536

(8)   Property and Equipment

Property and equipment as of December 31, 2016 consisted of the following:

Computers and software	$ 366,090
Furniture and equipment	157,983
Leasehold improvements	138,548
	662,621
Less: accumulated depreciation	406,370
	$ 256,251

Depreciation expense was approximately $113,000 for the year ended December 31, 2016 and was included in occupancy and other operating expenses on the Company's consolidated statement of income.

(9)   Subordinated Borrowings

The borrowings under subordinated debt agreements at December 31, 2016 were as follows:

Subordinated notes, 8% due August 31, 2017	$ 125,000
Secured demand note collateral agreements, 8% due August 31, 2017	1,875,000
	$ 2,000,000

The subordinated borrowings are with members and employees and are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the subordinated agreements due on August 31, 2017. At December 31, 2016, there were no balances due to members for the secured demand note collateral agreements or the subordinated notes.

(9)   Subordinated Borrowings, continued

In accordance with the secured demand note collateral agreements, if the securities pledged as collateral decline in value so that their discounted value is less than the face amount of the debt, the lender must pledge additional securities to keep the loan at the proper collateral level. If the lender does not pledge additional securities, the Company may sell some or all of the lender's securities.

As of December 31, 2016, the value of the securities pledged for the secured demand note collateral borrowings was approximately $6,047,125. Interest accrues on the face amount of the debt.

For the year ended December 31, 2016, total interest expense related to subordinated borrowings was approximately $151,000 and is included in occupancy and other operating expenses on the Company's consolidated statement of income.

(10)   Operating Agreement and Membership Units

The membership units of the Company derive their rights and restrictions from the Company's Operating Agreement ("Agreement"). In accordance with the Agreement, distributions to members of distributable cash, as defined, will be determined by the Board of Directors in proportion to each member's units.

In the case of liquidation of the Company's assets outside of the ordinary course of business, the Agreement calls for net proceeds to be distributed first in proportion to, and to the extent of, each member's net invested capital, as defined, as of the date of distribution and thereafter in proportion to each member's units.

The Agreement provides for restrictions on the transfer of a member's units without the prior written consent of at least a majority of the issued and outstanding units. In addition, the Agreement contains a provision for the right of first refusal by the Company and its remaining members. Upon death or disability of a member, the Agreement calls for the sale of the units back to the Company at 1.5 times the book value of the applicable units. In the case of termination of a member, the Company shall purchase the units from the member at the book value of such units as of the most recent month end to the date of such termination of such member's employment with the Company. The Company may, at its option and notice, and with written consent of members holding at least a majority of the issued and outstanding units, at any time redeem all or any portion of the units held by any member for 1.5 times the book value of the applicable units.

Except as provided by mandatory provisions of applicable state law, no member of the Company is personally liable for any of the debts, liabilities, contracts or other obligations of the Company or for any of the losses of the Company beyond the amounts contributed or required to be contributed, plus the member's share of undistributed profits of the Company.

(11)   Related Party Transactions

The Company from time to time specifically allocates to certain members profits and distributions at the direction of its Board of Directors in accordance with the Company's Operating Agreement.

The Company pays guaranteed payments to certain members who are involved in the day-to-day operations of the Company. Guaranteed payments to these members totaled approximately $2,271,000 for the year ended December 31, 2016, and were included in employee compensation and benefits on the Company's consolidated statement of income. As of December 31, 2016, approximately $254,000 in guaranteed payments was accrued and included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

During the year ended December 31, 2016, the Company paid approximately $30,000 for office space rent and related expenses to a member under a month-to-month lease arrangement.

At December 31, 2016, due from employees on the Company's consolidated statement of financial condition included $20,000 due from an employee who was also a member of the Company.

(11) Related Party Transactions, continued

The Company has entered into secured demand note collateral agreements with certain members of the Company (see Note 9).

During the year ended December 31, 2016, the Company paid approximately $2,300 for executive search services to a company owned by a member of the Company.

During the year ended December 31, 2016, the Company holds $593,750 (125,000 shares) of securities in Community First Bancorp, of which a member of the Company is a director.

During the year ended December 31, 2016, the Company made approximately $28,000 in charitable donations to a non-profit organization in which a member of the Company is a director.

During the year ended December 31, 2016, the Company earned revenues of approximately $137,000 from a company in which a member of the Company is a director.

(12) Defined Contribution Plan

The Company maintains a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees of the Company who meet certain requirements outlined in the plan as to age and length of service. Under the provisions of the plan, participating employees may elect to contribute tax deferred amounts to the plan, through salary reductions, up to a maximum of $18,000 in 2016. The employee is 100% vested at all times in funds contributed to the plan through salary reductions.

The Company has elected in the plan to match employee contributions on a discretionary basis. For the year ended December 31, 2016, the Company contributed approximately $292,000 as matching contributions. The Company may also elect to contribute to the plan a discretionary amount in addition to the matching amount on behalf of covered employees, regardless of the Company's earnings and profits. The Company made no additional contributions to the plan for the year ended December 31, 2016. Employer contributions to the plan are 100% vested immediately.

(13) Concentrations of Credit Risk

The Company maintains cash and cash equivalents balances at banks and other financial institutions. Some accounts at banks and financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000, and other accounts are not insured by the FDIC. As of December 31, 2016, the Company had no cash holdings which exceeded the insured threshold.

The Company maintains brokerage accounts at its clearing firm which contain proprietary securities holdings of the Company. These accounts are generally insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 per customer for all accounts at the same institution. At December 31, 2016, the Company's accounts exceeded the insured threshold. The Company believes no significant concentration of credit risk exists with respect to these securities holdings.

At December 31, 2016, the Company had amounts due from three customers that made up approximately 45% of the total due from customers as reported on the consolidated statement of financial condition at December 31, 2016.

The Company considers a concentration of securities to be any individual security holding that exceeds 10% of the total securities owned, which at December 31, 2016 was $264,200. The following securities holdings at December 31, 2016 exceeded that threshold:

Name of Security	Number of Shares	Carrying Value at December 31, 2016	% of Total Securities Owned
Community First Bank – Roseville, CA (CFBN)	125,000	$ 593,750	32%

(13) Concentrations of Credit Risk, continued

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes no significant credit risk exists with respect to amounts due from these parties.

(14) Commitments

Operating Leases

The Company has entered into non-cancelable operating lease agreements for office space and certain equipment that expire at various dates through 2019. Minimum future payments required under the terms of the leases as of December 31, 2016 are approximately as follows:

2017	$	340,657
2018		160,445
2019		20,893
	$	521,995

The operating lease agreements also generally require the Company to pay executory costs, such as real estate taxes, utilities and repairs. These executory costs are not included in the lease commitment amounts above. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the leases. The Company has recorded a liability of approximately $36,000 at December 31, 2016 to reflect the excess of rent expense over cash payments since inception of the leases. This liability is included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition. Rent expense totaled approximately $461,000 for the year ended December 31, 2016, and was included in occupancy and other operating expenses on the Company's consolidated statement of income.

Other Commitment

The Company has entered into a non-cancelleable agreement for the use of research services provided on companies in the financial industry. The agreement is for a three-year term from July 13, 2015 through July 2, 2018, with future required payments under the agreement as follows:

2017	$	365,000
2018		425,000
	$	790,000

(15) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of the greater of 1) 6-2/3% of aggregate indebtedness, 2) $100,000, or 3) $2,500 for each security with a per share price of greater than $5 and $1,000 for each security with a per share price of $5 or less that the Company participates in as a market-making broker-dealer. Management calculated the minimum net capital based on the third criteria listed above for 825 securities that the Company is participating in as a market-making broker-dealer, resulting in a minimum net capital requirement as of December 31, 2016 of $1,000,000, which is also the maximum net capital requirement for a market-making broker-dealer. At December 31, 2016, the Company had allowable net capital of $2,916,819, which exceeded its requirement of $1,000,000 by $1,916,819. The rule also requires that the Company's percentage of aggregate indebtedness to net capital, both as defined, not exceed 1500%. The Company's percentage of aggregate indebtedness to net capital was 52.61% at December 31, 2016.

FIG PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(16) Subsequent Events

In January 2017, the Company entered into a non-cancellable operating lease agreement for the Atlanta office that expires in 2025. Minimum future payments under the terms of the lease are approximately as follows:

2017	$	-
2018		195,770
2019		260,637
2020		246,338
2021		252,501
Thereafter		957,014
	$	1,912,260